ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-178960

Dated March 26, 2014

Equity ETRACS ETRACS Monthly Reset 2xLeveraged S&P 500® Total Return ETN Profile Issuer UBS AG Issuer Credit Rating1 A2 (Moody’s); A (S&P); A (Fitch) CUSIP 90270L792 Primary exchange NYSE Arca Initial trade date 3/25/2014 Maturity date 3/25/2044 Leverage 2x Annual Tracking Rate 0.85%, accrued on a daily basis Underlying Index S&P 500 TR Index ETN Ticker: SPLX Key Features – Monthly compounded 2x leveraged exposure to the performance of the S&P 500® TR Index, which includes the price performance of the Index constituents and the reinvestment of dividends on the Index constituents. – 2x leverage resets monthly (12 times yearly) versus daily (approximately 252 times yearly). About the ETN The ETRACS Monthly Reset 2xLeveraged S&P 500® Total Return ETN (NYSE: SPLX) (“SPLX” or the “ETN”) is an exchange-traded note linked to the monthly compounded 2x leveraged performance of the S&P 500® Total Return Index (the “Index”), less the Accrued Fees. As a “total return index”, the Index reflects both the price performance of the Index constituents and the reinvestment of dividends on the Index constituents. SPLX has been approved for listing on the NYSE Arca® exchange (subject to official notice of issuance) and is denominated in USD. Exchange-traded notes are senior, unsecured, unsubordinated debt securities that provide investors with exposure to the total returns of various market indices, including those linked to stocks, bonds, commodities and/or currencies, less investor fees. ETRACS offers innovative investment products with easy access to markets and strategies that may not be readily available in the existing marketplace. About the Underlying Index The S&P 500® Total Return Index is a capitalization-weighted index composed of 500 US common stocks (the “Index constituents”). The S&P 500® Total Return Index differs from the S&P 500® Price Return Index in that as a “total return index”, the index level of the S&P 500® Total Return Index reflects both the price performance of the Index constituents and the reinvestment of dividends on the Index constituents (i.e., any dividends on the Index constituents, be they ordinary or “special” dividends, are reinvested in the Index and reflected in the Index level). By contrast, the index level of the S&P 500® Price Return Index reflects only the price performance of the Index constituents (i.e., dividends on the Index constituents are not reinvested in the Index and therefore not reflected in the index level). The S&P US Index Committee selects the 500 stocks comprising the Index on the basis of market values and industry diversification and divides these 500 stocks into ten Industry Sector Groups. The Index constituents do not represent the common stocks of the 500 largest companies in the US. Rather, the Index constituents are chosen for inclusion in the Index with the goal of ensuring that the Index is a leading benchmark for large cap US equities, reflecting the risk and return characteristics of the broader large cap universe on an ongoing basis. As of December 31, 2013, the Index constituents had an average market capitalization of more than $34.99 billion and a median market capitalization of $16.52 billion. The Index was launched on March 4, 1957 and, therefore, has no performance history prior to that date. ETRACS : Innovative strategies, convenient access +1-877-387 2275 etracs@ubs.com

ETRACS Monthly Reset 2xLeveraged S&P 500® Total Return ETN

Historical Index Returns

	1 Month	3 Months	6 Months	1 Year	3 Years	5 Years
S&P 500 TR Index	2.29%	5.78%	11.84%	22.72%	52.88%	174.71%
Dow Jones Industrial Average TR Index	2.14%	4.29%	7.50%	15.79%	46.72%	158.66%
Russell 1000 Index TR	2.32%	6.15%	12.19%	23.47%	53.79%	181.64%

Source: Bloomberg/Reuters. The historical index returns shown above are cumulative total returns for the stated periods as of March 13, 2014 and are furnished as a matter of information only. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively. The ETN is subject to investor fees. As a result, the total return on the ETN will always be lower than the total return on the Index or the total return on a direct investment in the Index constituents.

Index Comparison



290
270
250
230
210
190
170
150
130
110
90
Jan-10
Feb-11
Feb-12
Mar-13
Jan-14
S&P 500 TR Index
Dow Jones Industrial Average TR Index
Russell 1000 Index TR

Source: Bloomberg/Reuters. The graph above illustrates the historical total returns of the Index in comparison with other benchmark indices for the stated periods as of March 13, 2014. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively. The ETN is subject to investor fees. As a result, the return on the ETN will always be lower than the total return of the Index or the total return on a direct investment in the Index constituents.

Index Industry Sector Group Weightings

Sectors	% Weight
Information Technology	18.8
Financials	16.2
Health Care	13.7
Consumer Discretionary	12.5
Industrials	10.7
Energy	9.9
Consumer Staples	9.5
Materials	3.6
Utilities	2.9
Telecommunication Services	2.3

Source: S&P Dow Jones Indices, as of March 5, 2014.

Benefits of Investing

- Monthly resetting leverage means there are only **12 reset events per year versus approximately 252 reset events per year** for leveraged securities having daily resetting leverage.
- **2x leveraged exposure to the price performance and dividends** of an index that is the leading benchmark for large cap US equities.
- Any **cash dividends on the Index constituents are reinvested in the Index** and reflected in the Index level.
- **Convenience** of an exchange-traded security.

ETRACS : Innovative strategies, convenient access +1-877-387 2275 etracs@ubs.com

ETRACS Monthly Reset 2xLeveraged S&P 500® Total Return ETN Selected Risk Considerations An investment in the ETRACS ETNs involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described in the “Risk Factors” section of the applicable product supplement and pricing supplement for the ETRACS ETNs (the “ETRACS Prospectus”). Capitalized terms used below (and elsewhere in this document) but not defined herein shall have the meanings attributed to them in the ETRACS Prospectus. – You may lose some or all of your investment — The ETNs are exposed to two times any monthly decline in the level of the Index. The monthly compounded leveraged return of the Index will need to be sufficient to offset the negative effect of the Accrued Fees and Redemption Fee, if applicable, in order for you to receive an aggregate amount over the term of the ETNs equal to your initial investment in the ETNs. If the monthly compounded leveraged return of the Index is insufficient to offset the negative effect of the fees, or if the monthly compounded leveraged return of the Index is negative, you will lose some or all of your investment at maturity or call, or upon early redemption or acceleration. – Correlation and compounding Risk — A number of factors may affect the Security’s ability to achieve a high degree of correlation with the performance of the Index, and there can be no guarantee that the Security will achieve a high degree of correlation. Because the Current Principal Amount is reset monthly, you will be exposed to compounding of monthly returns. As a result, the performance of the ETNs for periods greater than one month is likely to be either greater than or less than the Index performance times the leverage factor of two, before accounting for Accrued Fees and the Redemption Fee, if any. In particular, significant adverse monthly performances of your ETNs may not be offset by subsequent beneficial monthly performances of equal magnitude. – Leverage risk — The ETNs are two times leveraged long with respect to the Index, which means that you may benefit two times from any positive, but will be exposed to two times any negative, monthly performance of the Index, before accounting for the Accrued Fees and Redemption Fee, if any. – Investors in the ETN are unlikely to be exposed to exactly 2X the return of the Index (before accounting for fees) during the period of time that they hold the ETN — Because the ETN’s 2X leveraged exposure to the Index resets on the first trading day of each month (the Monthly Reset Date) based on the level of the Index on the last trading day of the prior month (the Monthly Valuation Date), investors in the ETN are unlikely to be exposed to exactly 2x the return of the Index (before accounting for fees) during the period of time that they hold the ETN. See “Risk Factors” in the ETRACS Prospectus for further detail. – No interest or coupon payments on the ETNs — You will not receive any interest payments or coupon payments during the term of the ETNs. – Market risk — The return on the ETNs, which may be positive or negative, is linked to the monthly compounded leveraged return on the Index as measured by the Index Factor, and which, in turn, is affected by a variety of market and economic factors, interest rates in the markets and economic, financial, political, regulatory, judicial or other events that affect the index constituents or the markets generally. – Credit of issuer — The ETNs are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or call, or upon acceleration or upon early redemption, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS will affect the market value, if any, of the ETNs prior to maturity or call, or upon acceleration or upon early redemption. In addition, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs. – A trading market for the ETNs may not develop — Although the ETNs have been approved for listing on NYSE Arca, subject to official notice of issuance, there is no guarantee that a liquid trading market for the ETNs will develop. Certain affiliates of UBS may engage in limited purchase and resale transactions in the ETNs of any series, although they are not required to and may stop at any time. We are not required to maintain any listing of any series of the ETNs on NYSE Arca or any other exchange. In addition, we are not obliged to, and may not, sell the full aggregate principal amount of any series of the ETNs shown on the cover of the applicable pricing supplement. We may suspend or cease sales of the ETNs at any time, at our discretion. Therefore, the liquidity of any series of the ETNs may be limited. – The ETNs may not provide a hedge against price and/or value decreases or increases — The ETNs may not provide a hedge against a decrease or increase in the price and/or value of any asset, sector or index. ETRACS : Innovative strategies, convenient access +1-877-387 2275 etracs@ubs.com

ETRACS Monthly Reset 2xLeveraged S&P 500® Total Return ETN – Minimum redemption amount — You must elect to redeem at least 50,000 of the same series of the ETNs for UBS to repurchase your ETNs, unless we determine otherwise or your broker or other financial intermediary bundles your ETNs for redemption with those of other investors (and of the same series) to reach this minimum requirement and there can be no assurance that they can or will do so. Therefore, the liquidity of the ETNs may be limited. – Your redemption election is irrevocable — You will not be able to rescind your election to redeem your ETNs after your redemption notice is received by UBS. Accordingly, you will be exposed to market risk in the event market conditions change after UBS receives your offer and the Redemption Amount is determined on the Redemption Valuation Date. – Potential automatic acceleration — In the event the indicative value of any series of the ETNs is equal to $5.00 or less on any Trading Day or decreases 60% in value from the closing indicative value of that series of the ETNs on the previous Monthly Valuation Date, the ETNs of that series will be automatically accelerated and mandatorily redeemed by UBS and you will receive a cash payment equal to the Acceleration Amount as determined during the applicable Measurement Period. The Acceleration Amount you receive on the Acceleration Settlement Date may be significantly less than $5.00 per Security and may be zero if the price of the ETNs continues to decrease during trading on one or more Trading Days during such Measurement Period. – Uncertain tax treatment — Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation. – UBS’s Call Right — UBS may redeem all outstanding ETNs at any time on or after March 30th, 2015, as described under “General Terms of the Securities — UBS’s Call Right” in the ETRACS Prospectus. ETRACS : Innovative strategies, convenient access +1-877-387 2275 etracs@ubs.com

ETRACS Monthly Reset 2xLeveraged S&P 500® Total Return ETN Footnotes 1 The issuer credit rating as of March 5, 2014 pertains to the creditworthiness of UBS AG (that is, the ability of UBS AG to meet its obligations under the terms of the ETNs) and is not indicative of the market risk associated with the ETNs. The creditworthiness of UBS AG does not affect or enhance the likely performance of the ETNs other than with respect to the ability of UBS AG to meet its obligations thereunder. We have not obtained a rating from any rating organization with respect to the ETRACS ETNs. Disclaimer This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/). ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement and pricing supplement, for the offering of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable product supplement and pricing supplement, by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC. The S&P 500® Total Return Index is a product of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”), and has been licensed for use by UBS AG. Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by UBS AG. ETRACS Monthly Reset 2xLeveraged S&P 500® Total Return ETN is not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability for any errors, omissions, or interruptions of the S&P 500® Total Return Index. The S&P 500® Total Return Index is a product of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”), and has been licensed for use by UBS AG. Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). The trademarks have been licensed to SPDJI and have been sublicensed for use for certain purposes by UBS AG. ETRACS Monthly Reset 2xLeveraged S&P 500® Total Return ETN is not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices does not make any representation or warranty, express or implied, to the owners of the ETRACS Monthly Reset 2xLeveraged S&P 500® Total Return ETN or any member of the public regarding the advisability of investing in securities generally or in ETRACS Monthly Reset 2xLeveraged S&P 500® Total Return ETN particularly or the ability of the S&P 500® Total Return Index to track general market performance. S&P Dow Jones Indices only relationship to UBS AG with respect to the S&P 500® Total Return Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The S&P 500® Total Return Index is determined, composed and calculated by S&P Dow Jones Indices without regard to UBS AG or the ETRACS Monthly Reset 2xLeveraged S&P 500® Total Return ETN. S&P Dow Jones Indices have no obligation to take the needs of UBS AG or the owners of ETRACS Monthly Reset 2xLeveraged S&P 500® Total Return ETN into consideration in determining, composing or calculating the S&P 500® Total Return Index. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of ETRACS Monthly Reset 2xLeveraged S&P 500® Total Return ETN or the timing of the issuance or sale of ETRACS Monthly Reset 2xLeveraged S&P 500® Total Return ETN or in the determination or calculation of the equation by which ETRACS Monthly Reset 2xLeveraged S&P 500® Total Return ETN is to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of ETRACS Monthly Reset 2xLeveraged S&P 500® Total Return ETN. There is no assurance that investment products based on the S&P 500® Total Return Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.

ETRACS Monthly Reset 2xLeveraged S&P 500® Total Return ETN S&P DOW JONES INDICES DOES NOT GUARANTY THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P 500® TOTAL RETURN INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANT ABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY UBS AG, OWNERS OF THE ETRACS MONTHLY RESET 2xLEVERAGED S&P 500® TOTAL RETURN ETN, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® TOTAL RETURN INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING .LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND UBS AG, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES. UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS and UBS accepts no liability whatsoever for the actions of third parties in this respect. © UBS 2014. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved. For questions or additional information about ETRACS Contact us ETRACS Investor Service Center: +1-877-387-2275 Hours available: Monday to Friday 8:00 a.m. - 5:00 p.m. EST Email: etracs@ubs.com Website: www.etracs.com